# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001874163

## Reporting persons
- S&G Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); sole voting power 11,573,878; shared voting power 0; sole dispositive power 11,573,878; shared dispositive power 0; aggregate amount beneficially owned 11,573,878 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, CO 80027

## Item 2. Person Filing
Name of person filing: S&G Foundation (the "Reporting Person")
Address of principal business office or, if none, residence: The business address of the Reporting Person is PO Box 1911, Wilson, WY 83014.
Citizenship: The Reporting Person is a Wyoming nonprofit corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,573,878 shares of Common Stock
Percent of class: 5.3%. The percentage of beneficial ownership reported herein, and on the Reporting Person's cover page to this Schedule 13G, are based on a total of 218,196,891 shares of Common Stock issued and outstanding as of May 12, 2026, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended March 31, 2026. The amount and percentage of beneficial ownership reported herein are as of June 4, 2026.
Sole power to vote or to direct the vote: 11,573,878 shares of Common Stock
Shared power to vote or to direct the vote: 0 shares of Common Stock
Sole power to dispose or to direct the disposition: 11,573,878 shares of Common Stock
Shared power to dispose or to direct the disposition: 0 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- S&G Foundation: /s/ Lansing Davis, Treasurer/Director (06/10/2026)